Exhibit 99.1

Patria Reports Fourth Quarter & Full Year 2021 Earnings Results

Grand Cayman, Cayman Islands, February 15, 2022 – Patria (Nasdaq:PAX) reported today its unaudited results for the fourth quarter and full year ended December 31, 2021. The full detailed presentation of Patria's fourth quarter and full year 2021 results can be accessed on the Shareholders section of Patria’s website at https://ir.patria.com/.

Alex Saigh, Patria’s CEO, said: “Patria’s 2021 results reflect excellent progress in this first year since our IPO, with attractive growth in revenue and earnings, strong investment performance, and meaningful platform expansion with the addition of Moneda. We enter 2022 with great momentum as we focus on a new fundraising cycle for our flagship funds and continue to create value for both our limited partners and shareholders.”

Financial Highlights (reported in $ USD)

Patria IFRS results included $13.3 million of net income in Q4 2021 and $121.3 million for the full year. Patria generated Fee Related Earnings of $29.3 million in Q4 2021, up 46% from $20.2 million in Q4 2020. For the full year 2021, Patria generated Fee Related Earnings of $86.0 million, up 21% from $71.3 million in 2020, with an FRE margin of 59%. Distributable Earnings were $27.7 million for Q4 2021, or $0.188 per share, and $141.3 for the full year, or $1.023 per share.

Dividends

Patria has declared a quarterly dividend of $0.160 per share to record holders of common stock at the close of business on March 2, 2022. This dividend will be paid on March 16, 2022.

Conference Call

Patria will host its fourth quarter and full year 2021 earnings conference call via public webcast on February 15, 2022 at 9:00 a.m. ET. To register and join, please use the following link:

https://edge.media-server.com/mmc/p/3p5zkkz4

For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ shortly after the call’s completion.

About Patria

Patria is a leading alternative investment firm focused on Latin America, with over 30 years of history and combined assets under management of $23.8 billion, and a global presence with offices in 10 cities across 4 continents. Patria aims to provide consistent returns in attractive long-term investment opportunities that allow for portfolio diversification through its Private Equity, Infrastructure, Credit, Public Equities and Real Estate products. Through its investments Patria seeks to transform industries and untangle bottlenecks, generating attractive returns for its investors, while creating sustainable value for society. Further information is available at www.patria.com.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as "outlook," "indicator," "believes," "expects," "potential," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under the section entitled "Risk Factors" in our 424(b) prospectus, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission ("SEC"), which are accessible on the SEC's website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. The forward-looking statements speak only as of the date of this press release, and we undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

Contact

Josh Wood

t +1 917 769 1611

josh.wood@patria.com

Andre Medina

t +1 345 640 4904

andre.medina@patria.com